SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                                IVAX CORPORATION
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    465823102
                                    ---------
                                 (Cusip Number)

       RICHARD C. PFENNIGER, JR. 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-4000
       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 18, 1999
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-------------------                                                       ------
CUSIP NO. 465823102                     13D                               PAGE 2
-------------------                                                       ------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PHILLIP FROST, M.D.
--------- ----------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                           0
       SHARES BENEFI-     ------- ----------------------------------------------
       CIALLY             8       SHARED VOTING POWER
       OWNED BY                            16,400,073
       EACH               ------- ----------------------------------------------
       REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                              0
       WITH               ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                           16,400,073
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,400,073
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.05%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

-------------------                                                       ------
CUSIP NO. 465823102                     13D                               PAGE 3
-------------------                                                       ------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA, LIMITED PARTNERSHIP

          IRS I.D. #59-2749083
--------- ----------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                           0
       SHARES             ------- ----------------------------------------------
       BENEFI-            8       SHARED VOTING POWER
       CIALLY                              16,400,073
       OWNED BY           ------- ----------------------------------------------
       EACH               9       SOLE DISPOSITIVE POWER
       REPORTING                           0
       PERSON             ------- ----------------------------------------------
       WITH               10      SHARED DISPOSITIVE POWER
                                           16,400,073
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,400,073
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.05%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- ----------------------------------------------------------------------

-------------------                                                       ------
CUSIP NO. 465823102                     13D                               PAGE 4
-------------------                                                       ------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FROST-NEVADA CORPORATION

          IRS I.D. #59-274-9057
--------- ----------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                           0
       SHARES             ------- ----------------------------------------------
       BENEFI-            8       SHARED VOTING POWER
       CIALLY                              16,400,073
       OWNED BY           ------- ----------------------------------------------
       EACH               9       SOLE DISPOSITIVE POWER
       REPORTING                           0
       PERSON             ------- ----------------------------------------------
       WITH               10      SHARED DISPOSITIVE POWER
                                           16,400,073
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,400,073
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.05%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

-------------------                                                       ------
CUSIP NO. 465823102                     13D                               PAGE 5
-------------------                                                       ------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PATRICIA FROST
--------- ----------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group               (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not Applicable
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                           0
       SHARES             ------- ----------------------------------------------
       BENEFI-            8       SHARED VOTING POWER
       CIALLY                              163,034
       OWNED BY           ------- ----------------------------------------------
       EACH               9       SOLE DISPOSITIVE POWER
       REPORTING                           0
       PERSON             ------- ----------------------------------------------
       WITH               10      SHARED DISPOSITIVE POWER
                                           163,034
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,034
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.16%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This is Amendment No. 18 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), Frost-Nevada Corporation and Patricia Frost (collectively, the "Reporting Persons"), with respect to Common Stock, $.10 par value (the "Shares"), of IVAX Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

         The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

         Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. David H. Moskowitz is the sole director and officer of Frost-Nevada Corporation. David H. Moskowitz' present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz' principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania 19355.

         Patricia Frost is retired. Mrs. Frost's residence address is 125 East San Marino Drive, Miami, Florida, 33139. Mrs. Frost is the wife of Dr. Frost.

         To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost, Mrs. Frost and Mr. Moskowitz is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented as follows:

         The aggregate purchase price of Shares of the Issuer purchased by Phillip Frost, M.D. reported in this Amendment No. 18, including the payment of commissions, was $2,193,912.64. The source of funds used in making these purchases was the personal funds of

Phillip Frost, M.D. Additionally, as described under Item 6. below, the Partnership was granted warrants to purchase Shares in connection with a financing transaction between the Partnership and the Issuer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended in its entirety and restated as follows:

                                  AMOUNT OF SHARES            PERCENTAGE
         NAME                    BENEFICIALLY OWNED              CLASS*
         ----                    ------------------              ------
Phillip Frost, M.D.                 16,400,073**                 16.05%

Frost-Nevada Corporation            16,400,073**                 16.05%

Frost-Nevada, Limited               16,400,073**                 16.05%
Partnership

Patricia Frost                         163,034***                 0.16%

----------------------------
* Based on 102,154,976 Shares consisting of 105,520,912 Shares outstanding as of October 30, 1999, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, adjusted by (1) 4,555,100 of company stock repurchases and (2) 254,666 shares issued subsequent to the 10-Q report date of October 30, 1999 and assumes the (1) the exercise by Phillip Frost, M.D. of options to purchase 418,750 Shares, (2) the conversion by the Partnership of $500,000 in principal amount of the Issuer's 6 1/2% Subordinated Convertible Notes due in 2001 into 15,748 Shares, and (3) the exercise by the Partnership of warrants to purchase 500,000 shares.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

*** These Shares are owned of record by Patricia Frost. Dr. Frost disclaims beneficial ownership of these Shares.

         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

         Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer since the date of the last statement filed by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and supplemented as follows:

         On July 31, 1998, the Issuer granted Dr. Frost options to purchase 150,000 Shares at $8.9375 per share which expire on July 30, 2005. These options are subject to the terms and conditions of the Issuer's 1994 Stock Option Plan.

         On November 18, 1999 the Partnership loaned $50,000,000 to the Issuer pursuant to the terms of a Promissory Note. The loan is payable on January 17, 2001. In connection with the issuance of this loan, the Partnership was granted, pursuant to a Stock Warrant Agreement, dated November 18, 1999, warrants to purchase 500,000 Shares at $18.00 per share which expire on November 17, 2006.

         The descriptions of the Stock Option Agreement, Promissory Note and Stock Warrant Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to these Agreements which are attached hereto as Exhibits 4, 5 and 6 and incorporated herein by reference.

         Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         1        Joint Filing Agreement.

         2 Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         3 Third Amended and Restated Agreement of Frost-Nevada Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-1(f)(1)(ii) of the Securities and Exchange Committee.

         4 Stock Option Agreement, dated July 31, 1998 between IVAX Corporation and Phillip Frost, M.D.

         5 Promissory Note, dated November 18, 1999 between IVAX Corporation and Frost-Nevada Limited Partnership.

         6 Stock Warrant Agreement, dated November 18, 1999 between IVAX Corporation and Frost-Nevada Limited Partnership.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                          /s/ Phillip Frost, M.D.
                                          --------------------------------
Date: February 2, 2000                    Phillip Frost, M.D.


                                          FROST-NEVADA, LIMITED
                                          PARTNERSHIP

                                          /s/ David Moskowitz
                                          --------------------------------
Date: February 2, 2000                    David Moskowitz
                                          President of Frost-Nevada Corporation,
                                          General Partner


                                          FROST-NEVADA CORPORATION

                                          /s/ David Moskowitz
                                          --------------------------------
Date: February 2, 2000                    David Moskowitz, President

                                          /s/ Patricia Frost
                                          --------------------------------
Date: February 2, 2000                    Patricia Frost

                                  EXHIBIT INDEX

      EXHIBIT                   DESCRIPTION
      -------                   -----------

         1        Joint Filing Agreement.

         2 Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         3 Third Amended and Restated Agreement of Frost-Nevada Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-1(f)(1)(ii) of the Securities and Exchange Committee.

         4 Stock Option Agreement, dated July 31, 1998 between IVAX Corporation and Phillip Frost, M.D.

         5 Promissory Note, dated November 18, 1999 between IVAX Corporation and Frost-Nevada Limited Partnership.

         6 Stock Warrant Agreement, dated November 18, 1999 between IVAX Corporation and Frost-Nevada Limited Partnership.